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                               August 3, 2023

       Xing Jin
       Chief Executive Officer
       So-Young International Inc.
       Tower E, Ronsin Technology Center
       Chaoyang District, Beijing
       People   s Republic of China

                                                        Re: So-Young
International Inc.
                                                            Form 20-F for
Fiscal Year Ended December 31, 2022
                                                            File No. 001-38878

       Dear Xing Jin:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Year Ended December 31, 2022

       Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 149

   1. We note your statement that you reviewed your register of members and public filings made by your
shareholders, in connection with your required submission under paragraph
                                                        (a). Please
supplementally describe any additional materials that were reviewed and tell us whether you relied upon
any legal opinions or third party certifications such as affidavits as the basis for your
submission. In your response, please provide a similarly detailed discussion of the
materials reviewed and legal opinions or third party certifications relied upon in connection with
the required disclosures under paragraphs (b)(2) and (3).
   2. We note that your list of subsidiaries in Exhibit 8.1 indicates that you have a subsidiary in
                                                        Hong Kong that are not
included in your VIEs. Please note that Item 16I(b) requires that you provide disclosures
for yourself and all of your consolidated foreign operating
                                                        entities, including
variable interest entities or similar structures. With respect to (b)(2), please supplementally
clarify the jurisdictions in which your consolidated foreign
 Xing Jin
So-Young International Inc.
August 3, 2023
Page 2
         operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.
3. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For
         instance, please tell us how the board members    current or prior
memberships on, or
         affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Amanda Kim, Senior Staff Accountant at (202) 551-3241 or Stephen
Krikorian, Accounting Branch Chief, at (202)551-3488 if you have questions regarding comments on the financial statements and related matters. Contact Kyle Wiley at
(202) 344-5791
or Christopher Dunham at (202) 551-3783 if you have any questions about comments related to your status as a Commission-Identified Issuer during your most recently completed fiscal year.



FirstName LastNameXing Jin                                    Sincerely,
Comapany NameSo-Young International Inc.
                                                              Division of
Corporation Finance
August 3, 2023 Page 2                                         Office of
Technology
FirstName LastName